
September 21, 2022

Li Deng
Principal Executive Officer
Exent Corp.
Room 6B1-2, Block AB, Tianxiang Building,
Che Gong Miao, Futian District
Shenzhen, Guangdong Province,
China 517000

Re: Exent Corp.
Form 10-Q for the Quarterly Period Ended September 30, 2021
Filed November 15, 2021
File No. 333-222829

Dear Mr. Deng:

We issued comments on the above captioned filing on August 10, 2022. On August 31, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing